UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date May 13, 2008	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

*	Print the name and title under the signature of the signing officer.

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Ann Mangold	Hoi Ni Kong
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0518	Tel: (852) 2894 6322
Email: ann.mangold@hillandknowlton.com	Email: hoini.kong@hillandknowlton.com

Gushan Environmental Energy Limited Announces

First Quarter 2008 Results

New York, May 13, 2008 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, today announced its unaudited financial results for the first quarter ended March 31, 2008.

Highlights for First Quarter 2008

•	Total revenues increased by 45.0% compared to the first quarter of 2007

•	Income from operations increased by 49.2% compared to the first quarter of 2007

•	Net income increased by 54.7% compared to the first quarter of 2007

•	Sales volume of biodiesel increased by 19.1% compared to the first quarter of 2007

•	Average selling price of biodiesel increased by 25.0% compared to the first quarter of 2007

(in US$ thousands, except per share data)		For the Three Month Period Ended March 31
		2007	2008
Revenues		32,732	47,469
Gross profit		13,657	19,835
Income from operations		11,707	17,467
Net income		10,247	15,854
Diluted earnings per share		0.075	0.095
Diluted earnings per ADS		0.150	0.190
Gross profit margin (Note 1)		41.7%	41.8%
Net income margin (Note 2)		31.3%	33.4%
Sales volume of biodiesel	Tons	43,457	51,761
ASP of biodiesel	RMB/ton	4,411	5,512
Sales volume of biodiesel by-products	Tons	5,096	6,074
ASP of biodiesel by-products	RMB/ton	7,421	7,824

Note 1: Gross profit margin is defined as gross profit divided by revenues

Note 2: Net income margin is defined as net income divided by revenues

“Continued strong demand for diesel fueled by China’s fast growing economy, increased production capacity and higher diesel prices propelled Gushan to impressive results for the first quarter of 2008,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “During the quarter, the company opened its Beijing plant, adding 50,000 tons, or 15 million gallons, to our annual production capacity and raising Gushan’s total annual production capacity to 240,000 tons, or approximately 72 million gallons. That increased capacity, together with significant increases in diesel selling prices reflecting strong local demand, rising global prices and the company’s success at expanding sales of its biodiesel products to the chemical industry, allowed us to achieve strong growth in both sales and income despite increases in raw material prices in line with rising transportation and labor costs in China.”

Financial Results for the First Quarter 2008

Revenues

The Company’s revenues increased by 45.0% from RMB229.5 million for the first quarter of 2007 to RMB332.9 million (US$47.5 million) for the first quarter of 2008. During the same period, its sales volume of biodiesel and biodiesel by-products increased by 8,304 tons and 978 tons, representing an increase of 19.1% and 19.2%, respectively. The growth in revenues was due to an increase in sales volume and to an increase in the average selling price of the Company’s biodiesel and biodiesel by-products, respectively, from RMB4,411 and RMB7,421 per ton in the first quarter of 2007 to RMB5,512 (US$786.1) and RMB7,824 (US$1,115.8) per ton in the first quarter of 2008, representing an increase of 25.0% and 5.4% respectively.

The increase in sales volume was principally attributed to the commencement of operations at our Beijing plant, which added an additional 50,000 tons (or approximately 15 million gallons) to the Company’s annual biodiesel production capacity since January 2008, and an increase of 20,000 tons (or approximately 6 million gallons) in the annual production capacity of Sichuan Gushan since the fourth quarter of 2007. Sales volume of Fujian and Hebei plants remained stable at their full capacity.

The increase in the average selling price of biodiesel was attributed to an increase in the retail selling price of diesel, resulting from an increase in the guidance price of diesel set by the PRC government in November 2007 coupled with continuing shortage of diesel supply in China, and the commencement of sales in March 2008 of some Gushan’s biodiesel to chemical companies at higher selling prices than those prevailing in the diesel market.

Cost of Revenues

Cost of revenues for the first quarter of 2008 totaled RMB193.8 million (US$27.6 million), an increase of RMB60.0 million (US$8.5 million) or 44.8%, compared to RMB133.8 million for the first quarter of 2007. This increase was primarily attributable to increases in the Company’s production volume and overall average unit costs for vegetable oil offal and used cooking oil which increased from RMB1,863 per ton in the first quarter of 2007 to RMB2,287 (US$326.2) per ton in the first quarter of 2008 as a result of increased transportation costs due to the snow storm in January this year and general cost inflation, particularly in labor and transportation, in China.

Gross Profit

The Company’s gross profit for the first quarter of 2008 totaled RMB139.1 million (US$19.8 million), an increase of RMB43.3 million (US$6.1 million), or 45.2%, compared to RMB95.8 million in the first quarter of 2007. The Company’s gross margin increased slightly to 41.8% for the first quarter of 2008, up from 41.7% for the corresponding quarter of 2007.

Research and Development Expenses

Research and development expenses totaled RMB0.5 million (US$0.1 million) in the first quarter of 2008, a decrease of 44.4% from RMB0.9 million for the first quarter of 2007. This decrease was primarily due to the fact that the Company purchased more chemical materials for research purposes last year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the first quarter of 2008 totaled RMB16.2 million (US$2.3 million), an increase of 26.6% from RMB12.8 million for the first quarter of 2007. The increase was mainly due to an increase in non-cash share-based compensation of RMB1.4 million (US$0.2 million) as a result of the share options granted in December 2007 and March 2008, an increase in staff costs of RMB1.3 million (US$0.2 million) and an increase in other expenses of RMB2.7 million (US$0.4 million), both mainly due to the commencement of full operations at the Beijing plant and the addition of offices in Shanghai, Chongqing and Hunan. The increases were partly offset by a decrease in professional fees of RMB2.0 million (US$0.3 million).

Other Income (Expense)

Interest income increased to RMB11.0 million (US$1.6 million) for the first quarter of 2008 from RMB0.6 million for first quarter of 2007. The increase was mainly generated from interest earned on the net proceeds of our initial public offer in December 2007. During the same period, foreign exchange losses increased by RMB1.8 million (US$0.3 million) to RMB3.3 million (US$0.5 million) for the first quarter of 2008. This was due to an increase in USD holdings by Chongqing Gushan and Hunan Gushan, our two newly established subsidiaries, as a result of capital injection. USD had depreciated relative to RMB during the first quarter of 2008. Furthermore, our government grant income, included in other income, net, amounted to less than RMB0.1 million in the first quarter 2008, compared to RMB2.6 million for the corresponding period last year.

Income Tax Expense

Income tax expense for the first quarter of 2008 was composed of Enterprise Income Tax (“EIT”) and provision for withholding tax, whereas income tax expense for the first quarter 2007 was purely EIT.

EIT increased by 17.9% to RMB14.1 million (US$2.0 million) for the first quarter of 2008 from RMB12.0 million for the first quarter of 2007. The increase in EIT was mainly due to the expiration of tax holidays for Fujian Gushan whose tax rate is 9% for 2008. However, the increase was offset by a decrease in the tax rate for Sichuan Gushan from 18% to 12.5% and for Handan Gushan from 15% to 12.5% due to the transitional arrangement under the new Enterprise Income Tax Law which came into effect from January 1, 2008.

In addition, under the new Enterprise Income Tax Law, from January 1, 2008, non-resident enterprises are subject to withholding tax at the rate of 10% (unless reduced by treaty) on various types of passive income such as dividends derived from sources within the PRC. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion (“China-HK Treaty”), Hong Kong tax residents are entitled to a reduced withholding tax rate of 5%. As all of the Company’s foreign-invested enterprises are directly held by subsidiaries with Hong Kong tax resident status, a rate of 5% is applicable to the calculation of this withholding tax. The Company has provided RMB5.7 million (USD0.8 million) in respect of withholding tax for the first quarter of 2008.

Net Income

The Company’s net income for the first quarter of 2008 was RMB111.2 million (US$15.9 million), representing an increase of 54.7% from RMB71.9 million for the first quarter of 2007.

Financial Condition

As of March 31, 2008, the Company had working capital of RMB1,108.7 million (US$158.1 million), reflecting total current assets of RMB1,312.4 million (US$187.2 million) and total current liabilities of RMB203.7 million (US$29.1 million). Of the total current assets, the Company had RMB1,208.0 million (US$172.3 million) in cash and cash equivalents. During the first quarter of 2008, the Company declared a dividend of RMB0.41 (US$0.058) per ordinary share (or RMB0.82 (US$0.116) per ADS) for the 2007 fiscal year. The dividend will be paid in USD on May 30, 2008, resulting in an expected cash outflow of US$9.8 million.

Outlook for 2008

Gushan currently operates four production facilities, located in Sichuan, Heibei, Fujian and Beijing in China, with an annual total biodiesel capacity of 240,000 tons, or approximately 72 million gallons. Construction at our new Shanghai plant is nearing completion and the Company expects to commence operations there with an annual total biodiesel capacity of 50,000 tons, or approximately 15 million gallons, in June this year. Construction has commenced at our new plants in Chongqing and Hunan (each with annual total biodiesel capacity of 30,000 tons, or approximately 9 million gallons) and both plants are expected to begin production during the fourth quarter of 2008. In addition, the Company expects to increase the annual biodiesel production capacity at its Beijing plant from 50,000 tons (or approximately 15 million gallons) to 100,000 tons (or approximately 30 million gallons) in the fourth quarter of 2008. As a result, the Company expects that its annual total biodiesel capacity will reach 400,000 tons (or approximately 120 million gallons) by the end of 2008. Based on current circumstances and barring any unforeseen events, Gushan estimates that its total biodiesel production volume in 2008 will be approximately 270,000 tons, or approximately 81 million gallons.

Recent Events

On March 25, 2008, the Company granted share options to 65 officers and employees of the Company totaling 3,055,000 ordinary shares (1,527,500 American Depositary Shares) at an exercise price of US$5.30 per ordinary share (as adjusted to US$10.60 per ADS) of the Company. The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant. The options have been granted pursuant to the Company’s share option scheme adopted in November 2007.

In April 2008, the Company commenced construction of new biodiesel production plants at its Chongqing and Hunan sites. We expect that both plants will commence production in the fourth quarter of 2008. The Chongqing and Hunan plants are expected to add an aggregate of 60,000 tons (or 30,000 tons each) to our annual biodiesel production capacity.

The Sichuan province experienced a severe earthquake on May 12, 2008, of a reported magnitude of 7.9 on the Richter scale. Our Sichuan facility, which is located approximately 156 kilometers from the epicenter of the earthquake, was not damaged and no employees were injured. Apart from a temporary interruption of power supply on May 12, our facility is able to continue normal operations. However, we have been requested by the local government to temporarily halt production at our Sichuan facility as a safety precaution in the event of aftershocks. We expect to resume production at our Sichuan facility within the next few days.

Interim Financial Statements

The unaudited condensed consolidated income statements and balance sheets accompanying this press release have been prepared by management using generally accepted accounting principles in the United States of America (U.S. GAAP). These interim financial statements are not intended to fully comply with U.S. GAAP because they do not present cash flow information and all of the disclosures required by U.S. GAAP.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars for the first quarter of 2008 in this earnings release, made solely for the purpose of reader’s convenience, is based on the noon buying rate in the New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York as of March 31, 2008, which was RMB 7.0120 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its first quarter 2008 earnings conference call at 8:30am U.S. Eastern Time (9:30pm Beijing / Hong Kong Time) on May 13, 2008.

Dial-in details for the earnings conference call are as follows:

US Toll Free: 1.800.659.1966US Toll for International Callers: 1.617.614.2711

Hong Kong Toll Free: 852 3002 1672

China Toll Free: 10 800 130 0399

UK Toll Free: 00 800 280 02002

UK Toll for International Callers: 44 207 365 8426

Passcode for all regions: 3402044

A replay of the call will be available on the same day at 11:00 a.m. U.S. Eastern Time (or 12:00 a.m. Hong Kong Time) until May 20, 2008 and may be accessed by phone at the following numbers.

US Toll Free: 1 888 286 8010

US Toll for International Callers: 1 617 801 6888

Passcode for all regions: 80761255

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan Environmental Energy is China’s largest producer of biodiesel, as measured by annual production capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The Company currently operates four production facilities in Sichuan, Hebei, Fujian provinces and Beijing with a combined annual production capacity of 240,000 tons, or approximately 72 million gallons. The Company targets to increase its annual production capacity to 400,000 tons, or approximately 120 million gallons, by the end of 2008 with the expansion or addition of new production facilities in Beijing, Shanghai, Hunan and Chongqing.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our production capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands, except share data)

	For the Three Month Period Ended March 31,
	2007 RMB	2008 RMB	2008 USD
Revenue	229,516	332,854	47,469
Cost of revenues	133,754	193,770	27,634

Gross profit	95,762	139,084	19,835

Operating expenses
Research and development	(891)	(454)	(65)
Selling, general and administrative	(12,785)	(16,154)	(2,303)

Total operating expenses	(13,676)	(16,608)	(2,368)

Income from operations	82,086	122,476	17,467
Other income (expense):
Interest income	636	10,952	1,562
Interest expense	—	—	—
Foreign currency exchange losses	(1,460)	(3,300)	(471)
Other income, net	2,556	500	71

Earnings before income tax	83,818	130,628	18,629
Income tax expense	(11,966)	(19,458)	(2,775)

Net income	71,852	111,170	15,854

Earnings per ordinary share
- Basic	0.580	0.666	0.095
- Diluted	0.525	0.664	0.095
Earnings per ADS
- Basic	1.160	1.332	0.190
- Diluted	1.050	1.328	0.190
Weighted average ordinary shares outstanding
- Basic	123,820,000	166,831,943	166,831,943
- Diluted	136,926,504	167,440,885	167,440,885
Weighted average ADS outstanding
- Basic	61,910,000	83,415,972	83,415,972
- Diluted	68,463,252	83,720,443	83,720,443
Share-based compensation expense included in: Cost of revenues	—	62	9
Research and development expenses	—	3	—
Selling, general and administrative expenses	3,178	4,482	639

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands, except share data)

	December 31, 2007	March 31, 2008
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,380,735	1,207,952	172,269
Accounts receivable	31,110	35,237	5,025
Inventories	31,580	36,740	5,240
Prepaid expenses and other current assets	11,851	30,814	4,395
Deferred tax assets	—	1,642	234

Total current assets	1,455,276	1,312,385	187,163

Property, plant and equipment, net	807,371	1,048,357	149,509
Land use rights	42,812	59,164	8,438
Other assets	4,335	4,180	596

Total assets	2,309,794	2,424,086	345,706

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Dividend payable	—	68,401	9,755
Accounts payable	47,242	59,986	8,555
Accrued expenses and other payables	62,099	59,197	8,443
Income taxes payable	19,152	16,089	2,294

Total current liabilities	128,493	203,673	29,047

Non-current liabilities:
Deferred tax liabilities	—	5,692	812
Deferred income	—	16,186	2,308

Total non-current liabilities	—	21,878	3,120

Shareholders’ equity:
Ordinary Shares	2	2	—
Additional paid-in capital	1,436,861	1,441,408	205,563
Accumulated other comprehensive loss	(4,412)	(34,494)	(4,919)
Retained earnings	748,850	791,619	112,895

Total shareholders’ equity	2,181,301	2,198,535	313,539

Total liabilities and shareholders’ equity	2,309,794	2,424,086	345,706